Contact

www.linkedin.com/in/jamie-fahrner-15382b227 (LinkedIn)

Top Skills

Community Relations
Community Engagement
Fundraising

Jamie Fahrner

COO Shake Up Cocktails
Indianapolis, Indiana, United States

Experience

Hi & Mighty Distillery
COO
January 2025 - Present (9 months)
Indianapolis, IN

SENSE Charter School
Community Outreach Coordinator
August 2006 - August 2012 (6 years 1 month)
Indianapolis, IN

Created extracurricular programming for K-6th grade students
Connected students and families to community resources
Helped build strong connections between families, school and the community
Created connections with local businesses and individuals to raise funds

Education

Butler University
Bachelor of Education - BEd, Elementary Education and Teaching · (August 2001 - May 2005)